UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:

The Flyover, LLC

Legal status of Issuer:

    Form:

    Limited Liability Company

    Jurisdiction of Incorporation/Organization:

    Wyoming

    Date of Organization:

    February 24, 2023

Physical Address of Issuer:

1910 Thomes Avenue, Cheyenne, Wyoming 82001, United States

Website of Issuer:

https://jointheflyover.com/

Is there a Co-Issuer? _X_ *Yes* ___ *No*

Name of Co-Issuer:

The Flyover Subscriber Fund SPV, LLC

Legal status of Co-Issuer:

    Form:

    Limited Liability Company

    Jurisdiction of Incorporation/Organization:

    Delaware

Date of Organization:

May 9, 2025

Physical Address of Co-Issuer:

1910 Thomes Avenue, Cheyenne, Wyoming 82001, United States

Website of Co-Issuer:

None

Current Number of Employees:

23

	Most recent fiscal year-end (2025)*	Prior fiscal year-end (2024)*
Total Assets	$2,377,057	$645,084
Cash & Cash Equivalents	$1,337,951	$180,783
Accounts Receivable	$689,105	$464,301
Current Liabilities	$208,721	$491,461
Long-Term Liabilities	$295,976	$481,036
Revenues/Sales	$5,672,948	$2,367,457
Cost of Goods Sold**	$794,318	$555,729
Taxes Paid	$0	$0
Net Income/(Loss)	$2,206,089	$(174,087)

*   The financials in the table above, and in <u>Exhibit B</u>, attached hereto and made a part hereof, reflect the results for the Company.

** Cost of Revenues

TABLE OF CONTENTS

THE FLYOVER, LLC



This Form C-AR (including the cover page and all exhibits attached hereto, the "**Form C-AR**") is being furnished by The Flyover, LLC ("***Flyover,***" the "***Company,***" "***we***," "***us***," or "***our***") for the sole purpose of providing certain information about the Company as required by the U.S. Securities and Exchange Commission ("**SEC**" or "**Commission**"). Additionally, the investments were made through The Flyover Subscriber Fund SPV, LLC, a special purpose investment vehicle exempt from registration under the Investment Company Act pursuant to Rule 270.3a-9 promulgated under the Securities Act of 1933 (the "**Co-Issuer**").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The SEC does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission and annually post the report on its website at https://jointheflyover.com/ no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by (1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, (2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, (3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, (4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party or (5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 23, 2026.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

ABOUT THIS FORM C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide any information different from that contained in this Form C-AR. If anyone provides you with different or inconsistent information, you should not rely on it. Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

FORWARD-LOOKING STATEMENTS

This Form C-AR and any documents incorporated by reference herein or therein, including Exhibit A and Exhibit B, contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections regarding its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statements made in this Form C-AR or any documents incorporated by reference herein or therein is accurate only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. Except as required by law, the Company undertakes no obligation to publicly update any forward-looking statements for any reason after the date of this Form C-AR, whether as a result of new information, future developments or otherwise, or to conform these statements to actual results or to changes in our expectations.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

Neither the Company nor the Co-Issuer, nor their controlling persons, are subject to any bad actor disqualifications under any relevant U.S. securities laws.

Neither the Company nor the Co-Issuer, nor their controlling persons, are subject to any matters that would have triggered disqualification but occurred prior to May 16, 2016.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form C-AR to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

The Flyover, LLC
_____
(Issuer)

By:/s/ Cole Strehlow
_____
(Signature)

Cole Strehlow
_____
(Name)

Chief Executive Officer
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/ Guy Short
_____
(Signature)

Guy Short
_____
(Name)

Chairman
_____
(Title)

April 23, 2026
_____
(Date)

/s/ Jacob Leis
_____
(Signature)

Jacob Leis
_____
(Name)

Manager
_____
(Title)

April 23, 2026
_____
(Date)

Instructions.

1. The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2. The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A
ANNUAL REPORT
(EXHIBIT A TO FORM C-AR)
April 23, 2026

THE FLYOVER, LLC



The following summary is qualified in its entirety by more detailed information that may appear elsewhere in the Form C-AR and the Exhibits hereto. This summary may not contain all of the information that may be important to you. You should read the entire Form C-AR carefully, including this Exhibit A and Exhibit B therein.

The Company

The Flyover, LLC (the "***Company***") operates a newsletter distributed via email, podcast, and text messages. It offers unbiased, fact-based news on a daily basis on a national level as well as several state-level editions. We aim to be the morning news lifeline for tens of millions of Americans who are ready to ditch legacy media outlets. Our revenue model consists of offering the newsletter for free and selling ad space to digital marketers.

The Company was formed as a limited liability company in Wyoming on February 24, 2023, and is headquartered in Colorado. The Company has no subsidiaries..

The Company is currently a wholly-owned subsidiary of Pop Acta Media, a Florida corporation ("***Pop Acta***"). Pop Acta was formed as a result of the merger of two leading conservative email publishers: American Media Source and The Wintermind Group.

The Company, having sold securities pursuant to Regulation Crowdfunding under the Securities Act of 1933, is filing this annual report pursuant to Rule 202 of Regulation Crowdfunding for the fiscal year ended December 31, 2025. We have filed this report as of the filing date above, and the report may be found on the Company's website.

The Company's website is https://jointheflyover.com/. The information on the Company available on or through our website is not a part of this Form C-AR.

The SEC requires the Company to identify risks that are specific to its business and financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. You should consider general risks as well as specific risks, including, but not limited to, those noted herein.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early-stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

The amount of capital the Company has on hand may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure additional funds. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, a lack of, or reduced, revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. Additionally, our future sources of revenue may not be sufficient to meet our future capital requirements. As such, we may require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

The Company is substantially owned by Pop Acta Media, majority owned by the Company's founders and Managers, and such entity exercises voting control.

The Company is substantially owned by Pop Acta Media ("***Pop Acta***"), which is majority owned by the Company's founders and Managers. Subject to any fiduciary duties owed to other members under Wyoming law, Pop Acta will be able to exercise complete influence over matters requiring member approval, including the election of managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Pop Acta may have interests that are different from yours. For example, this entity may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, Pop Acta could use its voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, issue additional securities which may dilute you, repurchase securities of the Company, enter into transactions with related parties or support or reject other management and board proposals that are subject to member approval.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

The Company's business plan is based on numerous assumptions and projections that may not prove accurate.

The Company's business plan and potential growth is based upon numerous assumptions. No assurance can be given regarding the attainability of the financial projections. The Company's ability to adhere to, and implement, its business plan will depend upon the Company's ability to successfully raise funds and a variety of other factors, many of which are beyond the Company's control. Likewise, management is not bound to follow the business plan and may elect to adopt other strategies based upon unanticipated opportunities, or changes in circumstances or market conditions. All financial projections contained in the business plan are based entirely upon management's assumptions and projections and should not be considered as a forecast of actual revenues or our liquidity. Actual operating results may be materially different.

Although the Company believes the assumptions upon which the Company's business and financial projections are based have reasonable bases, the Company cannot offer any assurance that its results of operations and growth will be as contemplated. If any of the assumptions upon which these opinions and projections are based prove to be inaccurate, including growth of the economy in general and trends in our industry, these opinions and projections could be adversely affected. Prospective investors should be aware that these opinions and other projections and predictions of future performance, whether included in the business plan, or previously or subsequently communicated to prospective investors, are based on certain assumptions which are highly speculative. Such projections or opinions are not (and should not be regarded as) a representation or warranty by the Company or any other person that the overall objectives of the Company will ever be achieved or that the Company will ever achieve significant revenues or profitability. These opinions, financial projections, and any other predictions of future performance should not be relied upon by potential investors.

We rely on other companies to provide services for our products.

We depend on third-party vendors to meet our contractual obligations to our customers and to conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if vendors do not provide the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our services may be adversely impacted if companies to whom we delegate certain services do not perform to our, and our customers', expectations. Our vendors may also be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two vendors for a particular service.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our intellectual property rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Company's success depends on the experience and skill of its Board of Managers, executive officers and key personnel.

We are dependent on our Board of Managers, executive officers and key personnel. These persons may not devote their full time and attention to the matters of the Company. The loss of all or any of our Board of Managers, executive officers and key personnel could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management and other personnel to develop additional expertise. We face intense competition for personnel, making recruitment time-consuming and expensive. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us, which could further delay or disrupt our product development and growth plans.

We need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.

To succeed in our intensely competitive industry, we must continually improve, refresh and expand our product and service offerings to include newer features, functionality or solutions, and keep pace with changes in the industry. Shortened product life cycles due to changing customer demands and competitive pressures may impact the pace at which we must introduce new products or implement new functions or solutions. In addition, bringing new products or solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate changing customer needs and trends. We must continue to respond to changing market demands and trends or our business operations may be adversely affected.

The development and commercialization of our products is highly competitive.

We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance, and our ability to generate meaningful additional revenues from our products.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.

Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

If we are unsuccessful in adding subscribers to our newsletter, or if our clients decrease their level of engagement, our revenue, financial results, and business may be significantly harmed.

We offer a newsletter for subscribers. The amount of subscribers to our newsletter and our client's level of engagement, along with our ability to sell advertising, will be critical to our success. Our financial performance will be significantly determined by our success in adding, retaining, and engaging active subscribers to our newsletter and our ability to sell advertising to firms. If clients and/or advertisers do not perceive our newsletter thereunder to be useful, reliable, and trustworthy, or revenue generating for advertisers, we may not be able to attract or retain subscribers or advertisers or otherwise maintain or increase the frequency and duration of their engagement. There is no guarantee that we will not experience an erosion of our active subscriber base or engagement levels in the future.

Our business could be adversely affected if there is a decline in advertising spending.

Advertisers are a key revenue source for our newsletters. A decline in the economic prospects of advertisers or the economy in general could cause current or prospective advertisers to spend less on advertising or spend their advertising dollars on other media. Advertising expenditures also could be negatively affected by (i) increasing audience fragmentation caused by increased availability of alternative forms of newsletters; (ii) the increased use of technology to skip advertisements; (iii) pressure from public interest groups to reduce or eliminate advertising of certain products; (iv) new laws and regulations that prohibit or restrict certain types of advertisements; and (v) natural disasters, extreme weather, acts of terrorism, political uncertainty or hostilities, because there may be uninterrupted news coverage of such events that disrupts regular ad placement. In addition, advertisers' willingness to purchase advertising time from the Company for its newletters may be adversely affected by a decline in subscribers for our content. All of the above could have a material impact on our revenues, operations and financial performance.

We derive substantial revenues from the sale of advertising, and a decrease in overall advertising expenditures could lead to a reduction in the amount of advertising that companies are willing to purchase and the price at which they purchase it.

Expenditures by advertisers tend to be cyclical and have become less predictable in recent years, reflecting domestic and global economic conditions. If the economic prospects of advertisers or current economic conditions worsen, such conditions could alter current or prospective advertisers' spending priorities. Declines in consumer spending on advertisers' products due to weak economic conditions could also indirectly negatively impact our advertising revenues, as advertisers may not perceive as much value from advertising if consumers are purchasing fewer of their products or services. As a result, our advertising revenues are less predictable.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We may face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulations are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

Changes in federal, state or local laws and government regulation could adversely impact on our business.

The Company is subject to legislation and regulation at the federal and local levels and, in some instances, at the state level. In particular, we are subject to regulation by Federal and State Data Privacy laws, as well as Telecommunications Laws like CAN-SPAM. New laws and regulations may impose new and significant disclosure obligations and other operational, marketing and compliance-related obligations and requirements, which may lead to additional costs, risks of non-compliance, and diversion of our management's time and attention from strategic initiatives. Additionally, federal, state and local legislators or regulators may change current laws or regulations which could adversely impact our business. Further, court actions or regulatory proceedings could also change our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or the imposition of new requirements or limitations could have an adverse impact on our business.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease-and-desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we may incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

Global crises and geopolitical events, including without limitation, COVID-19 can have a significant effect on our business operations and revenue projections.

A significant outbreak of contagious diseases, such as COVID-19, in the human population could result in a widespread health crisis. Additionally, geopolitical events, such as wars or conflicts, could result in global disruptions to supplies, political uncertainty and displacement. Each of these crises could adversely affect the economies and financial markets of many countries, including the United States where we principally operate, resulting in an economic downturn that could reduce the demand for our products and services and impair our business prospects, including as a result of being unable to raise additional capital on acceptable terms, if at all. Additionally, our business relies on the playing of, and participation in, sports and other activities in an outdoor setting which can be significantly impacted by any of the above factors.

BUSINESS

Description of the Business

The Flyover, LLC operates a newsletter distributed via email, podcast, and text messages. It offers unbiased, fact-based news on a daily basis on a national level as well as several state-level editions. We aim to be the morning news lifeline for tens of millions of Americans who are ready to ditch legacy media outlets. Our revenue model consists of offering the newsletter for free and selling ad space to digital marketers.

Business Plan

The Company puts all the information related to Politics, Sports, Business, or Science & Technology into a single newsletter sent via email every weekday. Each edition is comprehensive but condensed, first-class but easy to read. We take the information throughout the mainstream media, whether it comes from CNN, Fox News, MSNBC, or somewhere else, and share it without an agenda.

The Company seeks to sell advertising mainly in three forms; (i) affiliate links that are placed in the newsletter and generate revenue on a per click or per sale basis, (ii) direct sales of ads that generate revenue on a flat fee negotiated by our sales team with the ad purchaser, and (iii) dedicated emails that are distributed to our subscriber base separate from the newsletter generating revenue on a flat fee negotiated by our sales team.


BUSINESS MODEL & TRACTION
11x LTV:CAC*
Traction That Talks:
Readers: 1.17M to 2.5M in 6 months (+1.06M net in 6 months).
Open Rate: 60%-70% - Readers can't get enough.
CAC: $0.54 | LTV: $5.76 - 11x return on every reader.
*CAC = Customer Acquisition Cost, LTV = Long-Term Value
A 11X CAC:LTV ratio means The Flyover earns $11 in lifetime value for every $1 spent to acquire a reader. This level of efficiency is rare—even among top-performing media and consumer brands—and signals a highly scalable, profitable growth model.
2500000
2000000
1500000
1000000
500000
0
Subscribers in Millions
Feb 2024
Feb 2025
How We Win
97% Ad Revenue: Direct-sold ads + affiliate deals.
3% Reader Donations: Reader supported - 9,500+ direct donations supporting The Flyover. Loyal readers back our mission.

The Company's Products and/or Services

Product / Service	Description	Current Market
Newsletter	Delivering unbiased, fact-based news daily, with no spin or agenda. Straight facts in a newsletter delivered as an email free from political noise.	Large digital agencies who are placing purchases for several different internal clients.

Competition

The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors.

The Company's competitors include other forms of digital advertising such as other email newsletters, website display ads, and social media advertising like Facebook, Twitter, etc.

Customer Base

Our customer base is generally consists of subscribers who tend to be slightly older and above average wealth. The current subscriber base is 2.5 million active users. The national edition represents 1.3 million users with the rest being active on state level newsletters like The Texas Flyover and Flyover Florida.

Supply Chain

Although the Company is dependent upon certain third-party vendors, the Company has access to alternate service providers in the event its current third-party vendors are unable to provide services, or any issues arise with its current vendors where a change is required to be made. The Company does not believe the loss of a current third-party vendor or service provider would cause a major disruption to its business, although it could cause short-term limitations or disruptions.

Intellectual Property

Serial #	Title	Description	File Date	Grant Date	Country
97856253	THE FLYOVER	Service Mark	March 24, 2023	April 9, 2024	USA
97856131	THE FLYOVER	Service Mark	March 24, 2023	April 9, 2024	USA

The Company also owns about 4 dozen domain names that are variations of our national domain and future state variations, such as jointheflyover.com, thetexasflyover.com, and flyoverflorida.com.

All other intellectual property is in the form of trade secrets, business methods and know-how and is protected through intellectual assignment and confidentiality agreements with Company employees, advisors and consultants.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. In particular, we are subject to regulation by Federal and State Data Privacy laws, as well as Telecommunications Laws like CAN-SPAM. These laws and regulations are subject to change.

Litigation

The Company is not subject to any current litigation or threatened litigation.

DIRECTORS, OFFICERS, MANAGERS AND KEY PERSONS

The directors, officers, managers and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Guy Short	Founder and Chairman	Founder and Chairman of The Flyover, LLC, 2023 – Present. Chairman of Pop Acta Media, 2021 – Present. Responsible for product vision and Company strategy. Chief Strategist of Push Digital Group, 2022 – Present. Responsible for strategy.	University of California at Santa Barbara, graduated with a B.A in Political Science, 1991.
Jacob Leis	Founder, Managing Director and Manager	Founder, Managing Director and Manager of The Flyover, LLC, 2023 – Present. Chief Executive Officer of Pop Acta Media, 2021 – Present. Oversees corporate services and drives technology strategy.	Attended Colorado State University, 2002
Cole Strehlow	Chief Executive Officer	Chief Executive Officer of The Flyover, LLC, 2023 – Present. Executes Company strategy and drives organizational goals.	Northland International University, graduated with B.A in Theology, 2010.

Biographical Information

Guy Short: Guy is the Founder and Chairman of the Company and serves as Board Chairman of Pop Acta Media, a digital marketing firm assisting political and non-profit clients. He also acts as Chief Strategist for Push Digital Group. Guy's extensive background includes roles such as chief of staff on Capitol Hill, senior advisor, and national director for a presidential campaign, along with principal fundraising and consulting for multiple senatorial and congressional efforts. Guy sits on the board of the National Right to Work Committee.

Jacob Leis: Jacob is the Founder and Managing Director of the Company. Jacob has over 25 years of experience in audience development and brand growth, with deep expertise across multiple marketing channels, including direct mail, text messaging, video, digital display, and email. A serial entrepreneur with a proven track record, Jacob has successfully founded and scaled multiple ventures in the digital marketing space. He is a seasoned team builder, having grown organizations from early-stage startups to high-performing teams of dozens. As CEO of Pop Acta, he leads strategic growth initiatives that deliver measurable impact for nonprofit and direct-to-consumer brands.

Cole Strehlow: Cole is the Chief Executive Officer of the Company. Cole grew up in the heart of Flyover Country. He honed his work ethic on construction sites and oilfields before finding work in his real passions: digital marketing and the written word. He was the first hire for a fundraising startup, growing into a management role and playing a key role in a successful merger. After building a team that raised over $10 million over several years, Cole jumped at the chance to help launch a new project: The Flyover. In the early days, he wrote every edition himself. Since then, he's built a team of 30 people that handle growth, sales, tech support, and content creation for ten distinct Flyover editions.

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Wyoming law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company has 23 employees. The Company also utilizes independent contractors and advisors.

CO-ISSUER

The Flyover Subscriber Fund SPV, LLC is the Co-Issuer (the "**Co-Issuer**"), and is located at 1910 Thomes Avenue, Cheyenne, Wyoming 82001, United States..

The Co-Issuer was organized as a Limited Liability Company in the United States under the jurisdiction of Delaware in the year 2025. There is no website for the Co-Issuer.

The Company formed the Co-Issuer solely for issuing the Securities under the previously completed Regulation CF offering. The Co-Issuer serves merely as a conduit for investors to invest in the Company and does not have a separate business purpose. Investors in the Co-Issuer achieve the same economic exposure, voting power (which is none) and ability to assert State and Federal law rights and the same disclosures as if they had invested directly in the Company. The Co-Issuer maintains a one-to-one relationship between the number, denomination, type and rights of Company securities it owns and the number, denomination, type and rights of its securities outstanding. The Co-Issuer cannot borrow or raise funds on its own account. There is no material difference between an investment in the Company and the Co-Issuer.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The following description summarizes the most important terms of the Company's equity structure. This summary does not purport to be complete and is qualified in its entirety by the provisions of our Operating Agreement. For a complete description of our equity interests, you should refer to our Operating Agreement, and to the applicable provisions of Wyoming law.

On May 22, 2025, the Company amended its Operating Agreement to create two classes of Units: (i) Voting Common Units (the "*Voting Common Units*"), and (ii) Non-Voting Units (the "*Non-Voting Units*"). **Voting Common Units provide for voting rights while Non-Voting Units do not have voting rights.** Except with respect to voting rights, all Units are identical and entitle the holders to the same rights and privileges.

As of the date of this Form C-AR, (i) 17,500,000 Voting Common Units and (ii) 2,386,716 (estimated) Non-Voting Common Units are issued and outstanding.

Outstanding Capital Stock

As of the date of this Form C-AR, the Company's outstanding capital stock consists of:

Type	Voting Common Units
Amount Outstanding	17,500,000
Voting Rights	One vote per Unit
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional Voting Common Units which may dilute the Security.

Type	Non-Voting Common Units
Amount Outstanding	2,386,716*
Voting Rights	None
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional Non-Voting Common Units which may dilute the Security.

* Estimated figures. Does not include any bonus Non-Voting Common Units to be issued as they have yet to be calculated.

Outstanding Options, SAFEs, Convertible Notes, Warrants

As of the date of this Form C-AR, the Company has no additional securities outstanding.

Voting and Control

The Securities do not have voting rights. As such, Investors have no rights to influence management or control of the Company over any corporate matters of the Company, including additional issuance of securities, Company repurchase of securities, a sale of the Company or its significant assets, or Company transactions with related parties. Investors in the Co-Issuer indirectly hold only the Securities (the Non-Voting Common Units) and are completely passive investors.

The primary documents governing voting and the rights of the Securities are the Company's Operating Agreement attached as an Exhibit to the Form C. Among other things, the Operating Agreement provides for certain provisions related to (i) authorized classes of units, (ii) distributions and allocations; (iii) management, including the authority and appointment of the Manager; and (iv) transferability. All statements in this Form C-AR regarding voting and control of the Securities are qualified in their entirety by reference to the Company's Operating Agreement. The Co-Issuer (and thus investors) is a party to the Operating Agreement.

Dilution

The Securities do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that Investors may eventually have in the Company. Investors should understand and expect the potential for dilution. The Investor's stake in the Company could be diluted due to the Company issuing additional shares of stock or other convertible securities to other parties. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up (there is no guarantee that it will). You will own a smaller piece of a larger Company (or, if the value goes down, then a smaller piece of a smaller company). This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned

Outstanding Debt

As of the date of this Form C-AR, the Company does not have any outstanding debt.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued/Holders	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Voting Units	$1,000	17,500,000*	N/A	February 24, 2023	Section 4(a)(2)
Non-Voting Units	$4,916,634**	2,386,716	Scale readership	Various dates between August 25, 2025 and April 1, 2026	Regulation CF

* In connection with the amendment of its Operating Agreement, the Company converted outstanding Units as of such date into Voting Units.

** Estimated figures. Does not include any bonus Non-Voting Common Units to be issued as they have yet to be calculated. Also, the Principal Amount includes the investor processing fee.

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
Pop Acta Media*	17,500,000 Voting Common Units	100%

*   Jacob Leis is the Chief Executive Officer and Guy Short is the Chairman of this entity.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and in the financial statements attached hereto as <u>Exhibit B</u>, in addition to the following information.

Cash and Cash Equivalents

As of March 31, 2026, the Company had $2,768,660 in cash and cash equivalents. Due to the Company's profitability, with no average monthly net loss, the Company has an indefinite runway. Runway is calculated by dividing cash-on-hand by average monthly net loss (if any).

Liquidity and Capital Resources

In 2025 and 2026, the Company conducted a Regulation CF offering and raised $4,916,634 in exchange for the issuance of an estimated 2,386,716 Non-Voting Common Units (excluding any Bonus Non-Voting Common Units).

The Company plans to continue to try to raise additional capital through crowdfunding offerings, private equity issuances, or any other method available to the Company.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future.

Valuation

The Company has ascribed no valuation to the Company; the Securities were priced arbitrarily.

Material Changes and Other Information

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. Please see the financial statements attached as <u>Exhibit B</u>.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any equity into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel reasonably satisfactory to the Company stating that a registration statement is not necessary to effect such transfer. Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

(a) In March 2023, Pop Acta Media, Inc., the parent company of the Company, provided an unsecured loan to the Company in the amount of $185,000. The interest rate on the loan was 3.74% per annum and interest was paid annually every March 1st. The principal balance of the loan was due on demand by Pop Acta Media, Inc. This loan was paid off in September 2025.

(b) In November 2025 and December 2025, the Company provided a series of unsecured loans to Pop Acta Media, Inc., the parent company of the Company, in the aggregate amount of $350,000. The loans bear no interest and are due on demand by the Company. The current balance of this loan is $250,000.

(c) In May 2024, an affiliate of the Company (an over 20% owner of Pop Acta Media, Inc., the parent company of the Company), provided an unsecured loan to the Company in the amount of $312,029. The interest rate on the loan was 3.89% per annum. Pursuant to the Loan Agreement, the Company was to make monthly payments of principal and interest in the amount of $1,847.70. Additionally, the loan was granted a liquidation preference over other Company loans and obligations. The loan was to mature on November 1, 2029. This loan was paid off in February 2026.

(d) The Company shares certain personnel, office rent and IT facilities, along with commissions, bonuses and board services, with Pop Acta Media LLC and O2M Digital. Costs are allocated based on each Company's headcount and are charged at cost. As of December 31, 2025 and 2024, the Company incurred service fees of $3,130,379 and $908,000, respectively.

EXHIBIT B
FINANCIALS (UNAUDITED)
(EXHIBIT B TO FORM C-AR)

April 23, 2026

THE FLYOVER, LLC



Balance Sheet

Flyover LLC

As of Dec 31, 2025

	TOTAL
Assets	
Current Assets	
Bank Accounts	
Checking Account (9880)	1,337,951.09
Clearing Account	0.00
Total for Bank Accounts	**$1,337,951.09**
Accounts Receivable	
Accounts Receivable (A/R)	689,105.97
Total for Accounts Receivable	**$689,105.97**
Other Current Assets	
Loans to Pop Acta	350,000.00
Undeposited Funds	0.00
Total for Other Current Assets	**$350,000.00**
Total for Current Assets	**$2,377,057.06**
Total for Assets	**$2,377,057.06**
Liabilities and Equity	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	207,123.46
Total for Accounts Payable	**$207,123.46**
Credit Cards	
Kleercard	1,598.50
Total for Credit Cards	**$1,598.50**
Other Current Liabilities	
Shopify Sales Tax Collected/Remitted	0.00
Total for Other Current Liabilities	**$0.00**
Total for Current Liabilities	**$208,721.96**
Long-term Liabilities	
L deMae Loan	295,976.39
Loans from Pop Acta	0.00
Total for Long-term Liabilities	**$295,976.39**
Total for Liabilities	**$504,698.35**
Equity	
Partner investments	
Capital from Pop Acta	-9,500.00
Total for Partner investments	**-$9,500.00**
Retained Earnings	-324,230.89
Net Income	2,206,089.60
Total for Equity	**$1,872,358.71**
Total for Liabilities and Equity	**$2,377,057.06**

Profit and Loss

Flyover LLC

January-December, 2025

	TOTAL
Income	
Coffee Sales	$194.45
Coffee - Discounts/Refunds	-17.37
Coffee Shopify Fees	-38.90
Total for Coffee Sales	**$138.18**
Coffee shipping charges	-12.13
National Income	
Affiliate Sponsorship Income	417,222.79
Dedicated Sends	946,900.02
Direct Reader Tips (One-time)	49,744.53
Direct Reader Tips (Recurring)	19,697.02
Referral Income	26,156.00
Sponsorship Fees	2,491,837.88
Sponsorship - Gift Guides	37,030.32
Total for National Income	**$3,988,588.56**
Podcast	
Podcast Sponsorship Revenue	30,159.00
Spotify Income	5,311.97
YouTube Income	30,753.25
Total for Podcast	**$66,224.22**
STATES Income	
Arizona	
AZ - Affiliate Sponsorship Income	11,757.56
AZ - Dedicated Sends	396.04
AZ - Direct Reader Tips (One-time)	1,397.49
AZ - Direct Reader Tips (Recurring)	214.50
AZ - Referral Income	304.97
AZ - Sponsorship Fees	41,510.98
Total for Arizona	**$55,581.54**
Colorado	
CO - Affiliate Sponsorship Income	14,923.87
CO - Dedicated Sends	2,351.35
CO - Direct Reader Tips (One-time)	1,067.80
CO - Direct Reader Tips (Recurring)	98.70
CO - Referral Income	649.66
CO - Sponsorship Fees	64,045.01
Total for Colorado	**$83,136.39**
Florida	
FL - Affiliate Sponsorship Income	71,680.64
FL - Dedicated Sends	20,629.64
FL - Direct Reader Tips (One-time)	4,725.78
FL - Direct Reader Tips (Recurring)	991.40
FL - Referral Income	2,345.00
FL - Sponsorship Fees	254,995.24
Total for Florida	**$355,367.70**

Flyover LLC
January-December, 2025

	TOTAL
Georgia	
GA - Affiliate Sponsorship Income	28,806.82
GA - Dedicated Sends	3,009.51
GA - Direct Reader Tips (One-time)	1,798.80
GA - Direct Reader Tips (Recurring)	195.00
GA - Referral Income	334.70
GA - Sponsorship Fees	138,170.89
Total for Georgia	**$172,315.72**
North Carolina	
NC - Affiliate Sponsorship Income	31,256.67
NC - Dedicated Sends	1,172.58
NC - Direct Reader Tips (One-time)	1,836.10
NC - Direct Reader Tips (Recurring)	137.00
NC - Referral Income	967.00
NC - Sponsorship Fees	120,191.34
Total for North Carolina	**$155,560.69**
Ohio	
OH - Affiliate Sponsorship Income	6,066.02
OH - Dedicated Sends	217.42
OH - Direct Reader Tips (One-time)	926.70
OH - Referral Income	339.91
OH - Sponsorship Fees	19,349.20
Total for Ohio	**$26,899.25**
Tennessee	
TN - Affiliate Sponsorship Income	12,187.55
TN - Dedicated Sends	535.82
TN - Direct Reader Tips (One-time)	1,320.50
TN - Direct Reader Tips (Recurring)	45.00
TN - Referral Income	1,082.00
TN - Sponsorship Fees	57,345.11
Total for Tennessee	**$72,515.98**
Texas	
TX - Affiliate Sponsorship Income	139,554.52
TX - Dedicated Sends	29,903.33
TX - Direct Reader Tips (One-time)	11,991.10
TX - Direct Reader Tips (Recurring)	2,762.46
TX - Referral Income	3,424.00
TX - Sponsorship Fees	395,584.79
Total for Texas	**$583,220.20**

	TOTAL
Virginia	
VA - Affiliate Sponsorship Income	13,667.52
VA - Dedicated Sends	784.31
VA - Direct Reader Tips (One-time)	1,102.60
VA - Direct Reader Tips (Recurring)	35.00
VA - Referral Income	151.89
VA - Sponsorship Fees	97,670.44
Total for Virginia	**$113,411.76**
Total for STATES Income	**$1,618,009.23**
Total for Income	**$5,672,948.06**
Cost of Goods Sold	
COGS - Coffee	
Coffee supplies	30.00
Total for COGS - Coffee	**$30.00**
Cost of goods sold	
AZ - Deployment Costs	2,682.80
AZ - Flyover Contract Writers	27,017.66
CA - Flyover Contract Writers	100.00
CO - Deployment Costs	4,054.39
CO - Flyover Contract Writers	36,889.85
Contract Writers	156,974.71
Deployment Costs	139,750.29
FL - Deployment Costs	16,254.99
FL - Flyover Contract Writers	30,926.25
GA - Deployment Costs	9,110.63
GA - Flyover Contract Writers	79,749.79
MI - Flyover Contract Writers	300.00
NC - Deployment Costs	10,189.76
NC - Flyover Contract Writers	24,136.25
OH - Deployment Costs	1,534.61
OH - Flyover Contract Writers	27,192.47
PA - Flyover Contract Writers	200.00
Podcast Host - Contractor	108,175.00
TN - Deployment Costs	3,668.69
TN - Flyover Contract Writers	42,961.33
TX - Deployment Costs	21,544.88
TX - Flyover Contract Writers	34,170.69
VA - Deployment Costs	5,674.66
VA - Flyover Contract Writers	11,028.33
Total for Cost of goods sold	**$794,288.03**
Total for Cost of Goods Sold	**$794,318.03**
Gross Profit	**$4,878,630.03**

Profit and Loss

Flyover LLC

January-December, 2025

	TOTAL
Expenses	
Acquisition - Referral Programs	5,717.50
Bad Debt	21,269.79
Business licenses	386.25
Charitable Contributions	21,000.00
Company Meals	6,603.63
Consulting & other Professional Fees	12,000.00
Contract labor	600.00
General business expenses	
Bank fees & service charges	432.28
Conferences/Continuing Education	2,626.33
Total for General business expenses	**$3,058.61**
General services & support	3,130,379.07
Interest paid	23,363.68
Legal & accounting services	
Accounting fees	450.00
Total for Legal & accounting services	**$450.00**
National Expenses	
Data Acquisition	142,239.06
Design Work	2,443.75
Dues & Subscriptions	3,386.56
Social Advertising - National	211,313.60
Travel	14,674.08
Total for National Expenses	**$374,057.05**
Office expenses	
Office supplies	1,407.74
Shipping/postage & PO Box	534.70
Software & apps	28,962.57
Total for Office expenses	**$30,905.01**
Podcast Acquisition	3,422.77
Podcast Dues & Subscriptions	136.78
Podcast Expenses	118,185.01
Podcast Rent	8,439.01
Public Relation Expenses	4,150.00
Recruiting Fees	13,050.70
Rent	322.80
Sales Team/Biz Dev. Expenses	$113,597.39
Biz Dev Rent	17,850.00
Total for Sales Team/Biz Dev. Expenses	**$131,447.39**
Server Hosting	33,469.55

Profit and Loss

Flyover LLC

January-December, 2025

	TOTAL
STATES Expenses	
AZ - Flyover Expenses	
AZ - Data Acquisition	26,548.00
AZ - Dues & Subscriptions	179.99
AZ - Social Advertising	7,594.42
AZ - Travel	243.80
Total for AZ - Flyover Expenses	**$34,566.21**
CO - Flyover Expenses	
CO - Data Acquisition	58,085.38
CO - Design Work	392.83
CO - Dues & Subscriptions	155.71
CO - Social Advertising	8,897.94
Total for CO - Flyover Expenses	**$67,531.86**
FL - Flyover Expenses	
FL - Data Acquisition	103,942.82
FL - Design Work	1,236.91
FL - Dues & Subscriptions	174.91
FL - Social Advertising	49,895.76
Total for FL - Flyover Expenses	**$155,250.40**
GA - Flyover Expenses	
GA - Data Acquisition	65,724.29
GA - Design Work	293.75
GA - Dues & Subscriptions	4.91
GA - Social Advertising	11,466.71
GA - Travel	396.96
Total for GA - Flyover Expenses	**$77,886.62**
MI - Flyover Expenses	
MI - Design Work	3,675.00
MI - Dues & Subscriptions	109.99
Total for MI - Flyover Expenses	**$3,784.99**
NC - Flyover Expenses	
NC - Data Acquisition	67,592.51
NC - Design Work	758.68
NC - Dues & Subscriptions	51.33
NC - Social Advertising	7,650.22
NC - Travel	454.91
Total for NC - Flyover Expenses	**$76,507.65**
OH - Flyover Expenses	
OH - Data Acquisition	38,111.95
OH - Design Work	3,675.00
OH - Dues & Subscriptions	229.00
OH - Social Advertising	6,890.62
OH - Travel	2,496.36
Total for OH - Flyover Expenses	**$51,402.93**

Profit and Loss

Flyover LLC

January-December, 2025

	TOTAL
PA - Flyover Expenses	
PA - Design Work	7,350.00
Total for PA - Flyover Expenses	**$7,350.00**
TN - Flyover Expenses	
TN - Data Acquisition	63,280.79
TN - Design Work	652.75
TN - Social Advertising	12,776.79
TN - Travel	159.03
Total for TN - Flyover Expenses	**$76,869.36**
TX - Flyover Expenses	
TX - Data Acquisition	102,389.39
TX - Design Work	1,076.99
TX - Dues & Subscriptions	754.36
TX - Social Advertising	49,240.22
TX - Travel	276.96
Total for TX - Flyover Expenses	**$153,737.92**
VA - Flyover Expenses	
VA - Data Acquisition	55,161.12
VA - Design Work	691.54
VA - Dues & Subscriptions	213.09
VA - Social Advertising	8,510.14
VA - Travel	142.95
Total for VA - Flyover Expenses	**$64,718.84**
Total for STATES Expenses	**$769,606.78**
Total for Expenses	**$4,712,021.38**
Net Operating Income	**$166,608.65**
Other Income	
Crowdfunding Deposits	2,507,145.61
Total for Other Income	**$2,507,145.61**
Other Expenses	
Cap. Raise Expenses	249,022.31
DM Fees for CF	218,642.35
Total for Other Expenses	**$467,664.66**
Net Other Income	**$2,039,480.95**
Net Income	**$2,206,089.60**